EXHIBIT 4.2


                        AMENDMENT TO CONSULTING AGREEMENT

     This AMENDMENT TO CONSULTING AGREEMENT (this "Agreement") dated as of May 15, 2000, effective as of April 7, 2000, by and between Kidstoysplus.com, Inc. (the "Company"), a Nevada corporation, and Brian C. Doutaz (Consultant), a British Columbia resident.

                                    RECITALS

     WHEREAS, the Company and Doutaz desire to amend their Consulting Agreement dated April 1, 1999;

     NOW, THEREFORE, in consideration of the promises, the mutual agreements herein set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

     The Consulting Agreement dated April 1, 1999 is hereby amended in relevant part to read as follows:

     3.6. Expiration and Termination: Options shall expire on August 7, 2000.

     If Consultant shall die before August 7, 2000, Options held by the Consultant shall be exercisable only by the person or persons to whom such Consultant's rights under such Options shall pass by the Consultant's will or by the laws of descent and distribution of the state or county of the Consultant's domicile at the time of death.

     3.8 Exercise of Options. The Options shall be exercisable, in whole or in part, until August 7, 2000, provided, however, if the Consultant is subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the common shares, he shall be precluded from selling or transferring any common shares or other security underlying an Option during the six (6) months immediately following the grant of that Option. If less than all of the Common Shares included in the Options are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term. Only whole Common Shares may be issued pursuant to the Options, and to the extent that the Options cover less than one (1) Common Share, they are unexercisable.

               Each exercise of the Option shall be by means of delivery of a notice of election to exercise (which may be in the form attached hereto as Exhibit A) to the Company at its principal executive office, specifying the number of common shares to be purchased and accompanied by payment in cash by certified check or cashier's check in the amount of the full exercise price for the Common Shares to be purchased. During the lifetime of the Consultant, the Options are exercisable only by the Consultant.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth in the first paragraph.

KIDSTOYSPLUS.COM, INC.                                        THE CONSULTANT


By: /s/ Albert R. Timcke                          By: /s/ Brian C. Doutaz
    -------------------------                         -------------------------

By:  Albert R. Timcke                             By:  Mr. Brian C. Doutaz
                                                  Its: President